Exhibit 1

FOR IMMEDIATE RELEASE

INCREDIMAIL AND GOOGLE SIGN ADSENSE DIRECT
AGREEMENT

- Milestone Agreement Sets Stage for Increased Search Activity and Monetization -

TEL AVIV, ISRAEL - July 1, 2008 - IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet content and media company, today announced that it has signed a direct agreement with Google Inc. (NASDAQ: GOOG), reflecting negotiated terms for the Company's participation in the Google AdSense for Search ("AdSense") program. Additional terms of the agreement were not disclosed.

The AdSense program is a significant revenue generating channel that IncrediMail has been using since the end of 2006 to monetize its user base. The program enables IncrediMail users to carry out "Google searches" and provides compensation to IncrediMail from Google for IncrediMail users' clicks on sponsored links.

"We are very excited to have signed this agreement with Google, the market leader in the area of search," said Ofer Adler, IncrediMail's CEO. "This agreement is a major component of our growth strategy, which is focused on enhancing revenues per user and expanding our user base. During the past five months, we have been conducting negotiations with Google, aimed at optimizing the methodology, terms and metrics of our participation in the AdSense program. We are very pleased with the outcome as well as with the process, which has given rise to a close working relationship between our two companies. We believe the agreement will make it easier and more convenient for our customers to utilize Google's services, resulting in an even higher level of revenues for IncrediMail."

About IncrediMail Ltd.
IncrediMail is an Internet content and media company founded in 1999. IncrediMail's products bring a new level of fun, personality and convenience to email, desktops and screen savers, and have been downloaded more than eighty million times. Having secured more than ten million active users, IncrediMail is now branching out into Instant Messaging, using its unique content and approach to enhance the user experience.

Forward-Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact:

IncrediMail

Mr. Jeff Holzmann
President
IncrediMail NY
jeff@incredimail.com